Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

June 19, 2014

Via E-mail

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independence Contract Drilling, Inc.

Draft Registration Statement on Form S-1

Submitted May 13, 2014

CIK No. 0001537028

Dear Mr. Schwall:

Set forth below are the responses of Independence Contract Drilling, Inc., a Delaware corporation (“Independence,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated June 10, 2014 with respect to the confidentially submitted registration statement on Form S-1 (the “Registration Statement”). Each response below has been prepared and is being provided by Independence, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Draft Registration Statement on Form S-1

General

1.	Please update your filing to include financial statements for the most recently completed interim period to comply with Rule 3-12 of Regulation S-X.

Response:

We have updated the filing of the Registration Statement to include financial statements for the most recently completed interim period to comply with Rule 3-12 of Regulation S-X.

2.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits, and update the disclosure as necessary. Remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, and promptly disclose any omitted information which has not been omitted pursuant to Securities Act Rule 430A.

Austin    Beijing    Dallas    Dubai    Houston     London    New York    Research Triangle Park    The Woodlands    Washington, DC

Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Response:

We have included certain additional information previously omitted throughout the prospectus, filed previously omitted exhibits and updated other disclosures. We have also provided updated information regarding the status of our NYSE listing application. We will provide all remaining omitted exhibits and update other information and disclosure currently omitted as necessary.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

We have not provided any written materials that we or anyone authorized by us to do so in reliance on Section 5(d) of the Securities Act. Similarly, to our knowledge no research reports about us have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.	At page ii, you state in bold type that the information is “accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus….” Please remove the phrase “regardless of the time of delivery.” See Rule 159(a) under the Securities Act. Also, we remind you that you have an obligation to update the prospectus if there has been a material change in your operations, financial condition, etc.

Response:

We have removed the phrase “regardless of the time of delivery” on page i of the prospectus. We acknowledge the reminder of the obligation to update the prospectus if there has been a material change in our operations, financial condition, etc.

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Prospectus Summary, page 1

Our Competitive Strengths, page 4

5.	Revise to clarify whether your reference to having “one of the newest, most technologically advanced fleets” is based on the actual number of new rigs or instead is based on the percentage of your fleet that fits those parameters. We note the related disclosure at pages 57, 65, and 66.

Response:

We have made revisions on page 3 to “Our Competitive Strengths” and related disclosure at page 70 to clarify whether our reference to having “one of the newest, most technologically advanced fleets” is based on the percentage of our fleet that fits those parameters.

6.	Provide supplemental support for that referenced assertion, as well as other claims which appear under “Premium Rig Fleet with 100% High-Specification Rigs,” including your:

•	Capability to drill long laterals “more quickly, safely and efficiently”;

•	Having drilled “some of the longest horizontal wells to date in the Permian Basin”; and

•	Ability to “command premium dayrates and maintain higher fleet utilization compared to our competitors….”

Similarly, explain the basis for your belief at page 5 that you are “one of only a few land drilling contractors” implementing SEMS II workplace safety rules, and discuss the significance of such rules in greater detail in your related disclosure at page 42.

Response:

We provide supplementally the information below for the referenced assertion, as well as other claims which appear under “Premium Rig Fleet with 100% High-Specification Rigs,” including our:

•	Capability to drill long laterals “more quickly, safely and efficiently”;

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Our belief that we are capable of drilling long laterals more quickly, safely and efficiently than legacy drilling rigs is based upon the fact that our rigs are 100% AC programmable controlled and are equipped with other modern features specifically designed to enhance the safety and efficiency of drilling operations, such as automated tubular handling systems (iron roughnecks automated catwalks) and walking systems. It is generally known in the industry that an AC powered rig in general operates more efficiently and drills wells faster than mechanical and SCR powered rigs. As further support for our beliefs, we reference or are providing supplementally the following:

•	Walt Aldred, scientific advisor and research director at Schlumberger N.V. (Schlumberger), presented the results of their study on the benefits of AC programmable rigs at the International Association of Drilling Contractors’ Advanced Rig Technology Conference & Exhibition on September 20, 2011. We note that Schlumberger is the largest oilfield service company in the world, but is not a drilling contractor competitor of the company. We have provided supplementally a summary of this study and Mr. Aldred’s presentation which was published by Drilling Contractor magazine. According to the study, automated rigs, which means drilling rigs with integrated AC variable frequency drives such as ours increase average run length for a drilling bit from 1,344 feet for other rigs to 2,213 feet, which means higher footage drilled per run and a reduction in cost of 33%.

•	A paper published by John Cocehener, Office of Integrated Analysis and Forecasting, U.S. Energy Information Administration, “Quantifying Drilling Efficiency” released June 28, 2010 summarizes various reasons for increased drilling efficiencies. In this paper, Mr. Cochener addresses why modern rigs are more efficient and notes:

“Tailoring Rig Design for Purpose- Moving beyond traditional drilling activities has created a demand for higher spec rigs including special fit-for-purpose rigs specifically designed for targeted shale plays, horizontal drilling, and also suited for pad-site drilling. New rig technology incorporates AC induction motors (adopted from the offshore) which are efficient and quiet. AC motors are brushless, implying less maintenance, and are more suited for hazardous locations. AC motors also provide accurate speed and torque control and have the advantage of sustaining full torque at zero speed and supplying maximum rated horsepower over a range of turning speeds compared to older DC motors where power varies with speed.”

He further notes that “[r]ig technology development has always focused on minimizing the use of manual labor on a drilling rig. Automated pipe handling systems have been a fixture on offshore rigs for years, and this technology is now being adopted to land rigs. In addition to time savings, the use of automated iron roughnecks (for connecting and disconnecting drill pipe) and booms to move pipe onto the rig floor also have the added benefit of increasing safety and reducing lost-time accidents.”

•	The American Oil & Gas Reporter published an article by Bob Williams, Director of News & Analysis at RigData. We have provided a copy of this article supplementally.

•	The benefits of rigs equipped with walking systems that enable pad drilling is widely known in the industry. A recent investor presentation by Laredo Petroleum, summarizes the benefits they are seeing from pad drilling, which implies the use of a pad capable rig. We have provided supplementally a copy of this presentation.

•	Having drilled “some of the longest horizontal wells to date in the Permian Basin”; and

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Our belief that we have drilled some of the longest horizontal wells in the Permian Basin is based on our general knowledge of the industry, our interactions with existing and potential customers and industry sources available to us, including public and confidential databases that track well data on a basin and regional basis. One such source is Rig Data’s WIUS database, which tracks information for wells drilled in the Permian Basin and other basins. As further support for our statement, we queried this database for all horizontal wells drilled in the Permian Basin for the period June 1, 2013 through June 1, 2014.

For your convenience, we have provided supplementally a copy of the results of this query with this response. The supplemental spreadsheet summarizes horizontal wells drilled, sorted first by wells for which total measured depth is available (shown in column “MD”), and then for wells for which only planned total depth is available (shown in column “PTD”). Total measured depth represents the total length of the well, including the vertical portion of the horizontal well. For horizontal wells for which information is available on the total measured depth of the well, we drilled 4 of the 10 longest horizontal wells in the Permian Basin. The depth of these 4 horizontal wells would also be among the longest wells drilled assuming the planned total depth for which total measured depth is not available is accurate.

•	Ability to “command premium dayrates and maintain higher fleet utilization compared to our competitors….”

In response to this comment, we are supplementally providing an excerpt from the March 2014 publication of RigData’s DayRate report, which summarizes average dayrates by region for different classes of drilling rigs.

As of June 15, 2014, the average contracted dayrates for each of our signed contracts is approximately $23,800, which we believe compares favorably to the $22,249 spot rate in the Permian Basin for 1500HP rigs, in particular considering all of our rigs are operating on contracts with initial terms of 12 months or longer and in the Permian Basin.

With respect to your question regarding utilization, a recent RBC Analyst report dated April 22, 2014, which is based in part on certain public company fleet utilization data along with other industry sources, summarizes several of our public company competitors with rig fleets including legacy equipment as follows: Helmerich & Payne: 87%, Patterson-UTI: 76%, Nabors: 72%, Precision Drilling: 71%, Ensign Energy Services: 61%, Trinidad Drilling: 74% and Savanna Energy Services: 89%. We also reference and are providing supplementally the most recent Hadco Oil Field Appraiser Equipment Newsletter and note that we are one of only 11 drilling contractors in the United States whose rigs were operating at 100% utilization at the end of 2013. Finally, we reference and are providing supplementally an excerpt from a recent RigData Bi-Weekly report that summarizes utilization by horsepower across basin. Our rigs are currently 100% utilized, which compares favorably to these data points.

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Our belief at page 5 that we are “one of only a few land drilling contractors” implementing SEMS II workplace safety rules is based on our review of management systems of six publicly traded onshore contract drilling service providers and discussions with certain safety consulting firms. From such review and discussions, we were able to conclude that we are the only peer land drilling contractor implementing SEMS II workplace safety rules and are unaware of any other land drilling contractors implementing the same. We have added additional discussion regarding the significance of such rules in greater detail in our related disclosure at page 72.

Risk Factors, page 13

7.	Please revise this section to eliminate text which mitigates the risk you discuss, such as your efforts to obtain adequate insurance coverage and contractual protection (under “Our operations involve operating hazards” at page 16). Eliminate generic risks which would apply to all newly public companies, such as “The requirements of being a public company, including compliance with the reporting requirements” (page 28). Also revise the factors where appropriate to present the potential adverse consequences of each risk factor more directly, rather than suggesting that you cannot “assure” or “be certain” of a particular outcome.

Response:

We have revised this section to eliminate text which mitigates the risk we discuss, such as our efforts to obtain adequate insurance coverage and contractual protection (under “Our operations involve operating hazards” at page 17). We have eliminated generic risks which would apply to all newly public companies, such as “The requirements of being a public company, including compliance with the reporting requirements” and “If we fail to develop or maintain an effective system of internal controls ….” (page 29). We have also revised the factors where appropriate to present the potential adverse consequences of each risk factor more directly, rather than suggesting that we cannot “assure” or “be certain” of a particular outcome, including on pages 15, 16, 18 and 24.

Use of Proceeds, page 35

8.	Revise to provide additional detail regarding the intended allocation of proceeds for the various items you list. For example, quantify the amounts to be allocated for the purposes you cite at pages 40 and 49, and discuss how much will come from other sources. At page 49, you indicate your plans to “fund these planned construction activities … utilizing a portion of the net proceeds from this offering, borrowings under our revolving credit facility and cash flow from operations.”

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Response:

As noted on page 35 under “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay all outstanding borrowings under our existing credit facility. Depending on the timing of planned construction activities or other working capital expenditures, we will pay for the construction of additional rigs and other working capital needs from the remaining portion of the net proceeds from this offering, borrowings under our revolving credit facility (including additional capacity created from the repayment of current outstanding amounts) and cash flow from operations. Accordingly, we cannot quantify specific amounts from any sources to be used for specific future uses cited on pages 41 and 52.

Management’s Discussion and Analysis, page 40

How We Evaluate Our Operations, page 42

9.	We note your disclosure explaining that your measures of utilization represent the number of days a rig is “operating under a contract” divided by the number of days the rig is “available for operation.” Please expand your disclosure to clarify whether the denominator in these calculations is based on 365 days per calendar year, since acquiring the rigs, or some other figure, in which case also explain your formula and the underlying rationale. Please also clarify whether utilization necessarily reflects only days of generating revenue or also includes idle days where a rig may be dedicated to a contract but is not earning a day rate.

Response:

We have expanded disclosure on page 44 to clarify the utilization calculation as follows:

Utilization. Rig utilization measures the total amount of time that our rigs are operating under a contract during a particular period. We measure utilization by dividing the total number of Operating Days for a rig by the total number of days the rig is available for operation in the applicable calendar period. A rig is available for operation commencing on the earlier of the date it spuds its initial well following construction, or when it has been completed and is actively marketed. “Operating Days” represent the total number of days a rig is operating under a contract, beginning when the rig spuds its initial well under the contract, and ending with the completion of the rig’s demobilization. Operating Days includes non-operating days associated with repairs and maintenance, while under contract, whether a dayrate is earned or not.

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Factors Affecting Comparability of Historical Operating and Financial Results, page 43

10.	We note your disclosure on page 11, explaining that your predecessor’s line of business was “substantially different” and that readers should not evaluate your results based on your predecessor. We understand from your disclosure on page 41, that you generate revenues by providing contract drilling services. Please expand your disclosure in clarify the extent to which operating results of your predecessor relate to activities you will not conduct, explain how your handling of any similar costs of operating the facilities will differ, and clarify, if true, that you no longer intend to construct drilling rigs for third parties.

Response:

We have expanded disclosure on pages 44-45 to clarify the extent to which operating results of our predecessor relate to activities we do not conduct, and explain how our handling of any similar costs of operating the facilities as follows:

Change in Business Model from our Predecessor. We acquired our rig construction assets from GES in March 2012. Prior to that time, we did not have meaningful operations and because we succeeded to substantially all of the ongoing operations of GES, GES is considered our accounting predecessor. As such, we have presented their financial information for the period from January 1, 2012 through March 1, 2012 in this prospectus. GES operated the predecessor business as a manufacturer that manufactured and sold drilling rigs to third-party drilling contractors and recognized revenues and expenses under the percentage-of-completion method. Although we utilize the same facilities and many of the same systems as our predecessor and inherited a large part of its general and administrative overhead structure, we have a substantially different business model and revenue base from which we construct drilling rigs for our own use and do not manufacture drilling rigs for sale. We do not intend to construct drilling rigs for sale to third parties at any time in the future, and we have not done so in any of our successor historical periods presented. During the period beginning January 1, 2012 through March 1, 2012, our predecessor generated $7.7 million of revenue, of which $5.8 million related to third-party rig sales and other activities that we have never conducted and do not intend to conduct. Our predecessor expensed rig construction costs, including overhead costs directly associated with the manufacture of rigs, as operating costs as incurred. We capitalize such costs as additions to our rig fleet during the construction period. Accordingly, we do not believe our accounting predecessor’s historical financial information presented in this prospectus is indicative of the use of assets by us subsequent to their acquisition. During the period from January 1, 2012 through March 1, 2012, our predecessor recognized $5.8 million of revenue and $5.8 million of costs associated with the construction of rigs for sale to third parties. In addition, as part of the GES Transaction, GES paid us to provide to it certain transition services for a short period of time. We recognized $1.5 million in revenues in 2012 associated with these transition services. We received no revenues from these services since 2012 and do not expect to receive any revenues in the future from such services.

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Management, page 73

11.	Please revise the sketches, as necessary, to provide an unambiguous discussion of the most recent five years, pursuant to Item 401(e) of Regulation S-K. As an example, the sketch for Mr. Proffit appears to be silent for the period from April 2012 through April 2013. Similar gaps or ambiguities appear in sketches for Messrs. Bates, Jacob, Einav, McNease, and Noonan.

Response:

We have revised the biographies of directors and officers on pages 77-80 as necessary to provide an unambiguous discussion of the most recent five years pursuant to Item 401(e) of Regulation S-K.

Summary Compensation Table, page 78

12.	Please expand your disclosure to describe the factors that were considered in awarding discretionary bonuses to your named executive officers. To the extent the achievement of predetermined goals was considered, please describe the goals.

Response:

We have expanded disclosure on page 84 to describe the factors that were considered in awarding discretionary bonuses to our named executive officers. There were no pre-determined goals and objectives utilized in determining the level of bonuses paid relating to 2013.

13.	Please explain to us why you determined that the discretionary bonuses awarded to your named executive officers for 2013 fiscal year performance should be reported as “Bonus” instead of “Non-equity Incentive Plan Compensation” in the summary compensation table. It appears that performance targets were involved.

Response:

We determined that the discretionary bonuses awarded to our named executive officers for 2013 fiscal year performance should be reported as “Bonus” instead of “Non-equity Incentive Plan Compensation” in the summary compensation table because the bonus payments were 100% discretionary. During 2012 and 2013, there was no formal bonus or management incentive plans in place and no performance targets were utilized.

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Lock-up Agreements, page 92

14.	We note the related risk factor disclosure at page 30, as well as the disclosure at page 100 regarding the potential discretionary release of locked-up shares. If there are any agreements or understandings regarding the potential early release of such shares, please disclose them.

Response:

There are no agreements or understanding regarding the potential early release of locked-up shares.

Financial Statements

Independence Contract Drilling, Inc.

Note 1 – Nature of Operations, page F-7

Contribution Transactions, page F-7

15.	Please address the following items with respect to your accounting and presentation of the contribution transactions completed on March 2, 2012:

•	Tell us the extent to which the businesses involved were under common ownership or control prior to the transactions described.

•	Explain why you have combined the GES and RigAssetCo transactions as a single business combination in the purchase price allocation on page F-8.

•	Describe your rationale for viewing the transaction involving RigAssetCo not as an acquisition of assets but rather as an acquisition of a business.

Response:

1. The acquisition of assets by the Company from RigAssetCo and GES were consummated pursuant to the terms and conditions of the Contribution Agreement between the three parties. Pursuant to the Contribution Agreement, completion of a capital raise by the Company pursuant to a Rule 144A was a condition to the acquisition of assets from RigAssetCo and GES.

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Prior to the Contribution Agreement, GES was beneficially owned approximately 65% by Lime Rock Partners Fund III, which had a controlling interest in GES. In addition, 4D Global Energy Advisors SAS (“4D”) owned approximately 35% of GES as a minority stockholder. Prior to the Contribution Agreement, RigAssetCo was owned approximately 53% by 4D, which had a controlling interest in RigAssetCo. LimeRock Partners owned approximately a 24% minority interest in RigAssetCo and the remainder was owned by various miscellaneous stockholders who owned no interest in GES.

The investors in GES and RigAssetCo also have beneficial ownership interests in the Company following the March 2012 contribution transactions. However, none of the owners of GES or RigAssetCo individually or as a group owned a controlling interest in the Company, and none maintained any contractual or other rights to elect any Company board member or maintained any preferential voting rights. Rather, following the completion of the private placement and contribution agreement transactions below (note the private placement was a condition to completion of the contribution transactions), no one party or group controlled the Company. The largest stockholder, subsequent to the contribution transaction, is Sprott Resource Corp., who was not part of the Contribution Agreement and has no affiliation with GES, RigAssetCo or their investors. Owners of GES and RigAssetCo own less than 50% of the Company’s common stock following the March 2012 transactions. No stockholder or group controls the Company’s Board of Directors, and Sprott Resource Corp. is the only stockholder with the right to appoint a director of the Company, and GES, RigAssetCo, LimeRock and 4D have all contractually agreed to vote in favor of the Sprott Resource Corp. director nominee. The transactions executed on March 2, 2012 were the result of negotiations between GES, RigAssetCo and Sprott Resource Corp. as well as the other private placement investors and reflected economic substance. The private placement investors who invested cash in the Company as a condition precedent to the contribution transactions, did not previously own any ownership interest in RigAssetCo and GES.

2. We presented the transactions on a combined basis because they were both consummated on the same day pursuant to a single contribution agreement once the closing of the cash private placement that was a condition of the transaction also occurred. Whether presented together or separately, the outcome of the joint transaction is the same. In both cases, the transactions were the product of arms-length negotiations between the owners of GES, RigAssetCo, Sprott Resource Corp., which was the largest investor in the cash private placement, and other investors in the cash private placement. To provide additional clarification, however, we have amended the disclosure to present both business combinations separately as follows:

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

A summary of the assets acquired and liabilities assumed in connection with the GES transaction is set forth below:

Purchase price
Common stock issued (1,000,000 shares at $ 20 share)	$20,000
GES warrant	7,879

Total purchase price	$27,879

Purchase price allocation
Cash	$7,893
Accounts receivable	1,426
Vendor deposits	2,737
Land, buildings and equipment	3,773
Construction in progress	6,374
Intangibles
Rig manufacturing intellectual property	27,376
Goodwill	10,318

Total assets acquired	59,897

Current liabilities	19,252
Debt	2,125
Deferred taxes	10,641

Total liabilities assumed	32,018

Allocated purchase price	$27,879

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value on the transaction date. The allocation of fair value was based on third party appraisals and management’s estimates. The fair value of the GES warrant was estimated based upon the share price on the valuation date, expected volatility, risk-free interest rate and management’s assumptions regarding the likelihood of a future repricing of these warrants pursuant to the adjustment provision. The fair value calculation for the GES warrant included the following assumptions:

Risk-free interest rate	0.64%
Expected volatility	40%
Dividend yield	—
Expected term	3.0 years

Risk-Free Interest Rate

The risk-free interest rate is based on U.S. Treasury securities with maturities that are the same as the expected term of the option.

Expected Volatility Rate

Expected volatilities are based on an analysis of volatilities for publicly traded companies engaged in the contract drilling business.

Expected Term

The expected term of the warrant represents the three year contractual term.

The rig manufacturing intellectual property acquired in the GES transaction includes all rig designs, drawings, specifications and rig operation software and programming necessary for the Company to

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

manufacture its various ShaleDriller™ rigs. The rig manufacturing intellectual property was valued using an avoided cost methodology that assumed $2.5 million in cost savings for each rig constructed as compared to buying rigs constructed by third parties. This savings is then discounted over our probability adjusted, planned rig construction schedule. This intellectual property is being amortized over a ten year period.

A term loan in the amount of $2.1 million was assumed in connection with the GES transaction and fully repaid on March 2, 2012.

A summary of the assets acquired and liabilities assumed in connection with the RigAssetCo transaction is set forth below:

Purchase price
Common stock issued (1,498,750 shares at $ 20 share)	$29,975

Purchase price allocation
Cash	$9,236
Deposits	19,131
Intangibles
Third party drilling contracts	1,511
Goodwill	689

Total assets acquired	30,567

Deferred taxes	592

Total liabilities assumed	592

Allocated purchase price	$29,975

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value on the transaction date. The allocation of fair value was based on third party appraisals and management’s estimates.

Third party drilling contracts represent an intangible asset that has a separate value apart from both the purchased tangible assets and other assets acquired in the RigAssetCo transaction. Two third party drilling contracts were acquired from RigAssetCo in the transaction, each with a term of six months with an optional six month renewal. The drilling contracts were valued using a discounted cash flow methodology and were amortized using the straight-line method over six months. The drilling contract intangible assets were fully amortized as of December 31, 2012.

The purchase price allocation for GES and RigAssetCo included a deposit made by RigAssetCo to GES totaling approximately $19.1 million, representing advance payments for rig construction. This amount was carried as a current liability by GES and a current asset RigAssetCo on the transaction date. Following the transaction, these amounts were offset.

Based on the purchase price allocations of the GES transaction and the RigAssetCo transaction it was determined that the fair values of the net assets acquired were less than the purchase price, resulting in the recording of $11.0 million in goodwill. This goodwill, all of which is nondeductible for tax purposes, is largely the result of efficiencies associated with constructing rigs for internal use.

3. We considered the guidance of Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. The guidance states that for a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

RigAssetCo was created to initiate a new business whereby rigs would be built and contract drilling agreements would be entered into with customers. RigAssetCo had a business plan in place for operating as a stand-alone company, officers and directors, a budget and entered into two contracts to construct rigs (with GES) that were 50% complete in addition to two executed contracts with customers (Eagle Rock Partners and GLB Exploration) to provide drilling services. In addition, RigAssetCo had retained operations and accounting management, specifically identified rig crews, opened bank accounts, entered into a real estate lease for its corporate offices and purchased accounting and billing software in anticipation of commencing drilling operations in May 2012. RigAssetCo was fully executing its business plan on the date of the Contribution Transaction. Based on the forgoing, we considered RigAssetCo to be business as of the date of the Contribution Transactions.

Exhibits

16.	Please file all omitted exhibits with sufficient time for staff review. Also, please ensure that all material contracts you file as exhibits are complete. For example, we note that the agreements filed as Exhibits 10.1, 10.3, and 10.6 appear to reference missing schedules and exhibits. Please refile such agreements to include all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K. See also Instruction 2 to Item 601 of Regulation S-K.

Response:

We will file all omitted exhibits with sufficient time for staff review. We will ensure that all material contracts we file as exhibits are complete. We are refiling agreements filed as Exhibits 10.1, 10.3, and 10.6 with certain schedules and exhibits.

Prior to the effectiveness of the registration statement, we will ensure that you receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

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Mr. H. Roger Schwall

United States Securities and Exchange Commission

June 19, 2014

Sincerely,

/s/ David C. Buck
David C. Buck

cc:     Philip A. Choyce, Independence Contract Drilling, Inc.

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